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                                                 [SECURIAN LOGO]

February 29, 2008



Securities and Exchange Commission
Judiciary Plaza
100 F Street, N.E.
Washington, D.C.  20549

VIA EDGAR


Re:  Post-Effective Amendment Filing Pursuant to Rule 485(a)
     Securian Life Variable Universal Life Account
     File Numbers:  333-132009 and 811-21859


Gentlepersons:

The accompanying post-effective amendment to the Registration Statement on Form N-6 of Securian Life Variable Universal Life Account (the "Registrant") is being filed electronically with the Securities and Exchange Commission (the "Commission") pursuant to the Commission's EDGAR System. The Amendment is being filed pursuant to Rule 485(a) under the Securities Act of 1933. The Amendment is scheduled to become effective on May 1, 2008.

This Amendment does not reflect updated financial data. Financial data contained in the Registration Statement will be updated via a subsequent post-effective amendment filed pursuant to Rule 485(b).

In connection with the receipt of comments from the staff of the Commission with respect to the above-referenced filing, the Registrant hereby acknowledges that:

     1. The Registrant is responsible for the adequacy and accuracy of the disclosure in the filing.

     2. Staff comments or changes to disclosure in response to staff comments in the filing reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing.

     3. The Registrant may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Questions regarding this filing may be directed to the undersigned at
(651) 665-3930.

Sincerely,

/s/Ted Schmelzle

Ted Schmelzle
Counsel

TS:pjh

Securian Life Insurance Company
400 Robert Street North
St. Paul, MN 55101-2098
651.665.3500